FILE# 1-11061







April 7, 2005


United States Securities and Exchange Commission
450 Fifth St., N.W., Stop 4-5
Washington, D.C. 20549
Attn: Rufus Decker, Accounting Branch Chief
Division of Corporation Finance


Dear Mr. Decker:

Pursuant to our verbal conversation last week we have evaluated the convertible debentures transactions for the period September 1, 2003 through November 30, 2004 with regards to compliance with EITF 00-27.

Our discussions are being presented in reverse order as to the date of such transactions so as to address the single largest matter first.

We noted in our response to comments 19 and 20 of the initial SEC inquiry dated February 8, 2005 that we did not comply with the provisions of EITF 00-27 with regards to the $1,610,294 of 8% convertible debentures issued. We had recorded the substance of the transaction instead. Approximately, 98% of such convertible debt issued was already subject to an interest accrual on such amount at 6% per annum. All of such $1,610,294 was already recorded as a payable, hence there was no new monies received by the Company with the issuance of these 8% convertible debentures. These 8% convertible debentures were for already existing debts owed to officers, directors and the controller, which recorded as primarily accrued and deferred salaries and interest. The issuance of the 8% convertible debentures was part of a planned transaction that essentially provided for management to gain effective control of the Company. The 8% convertible debentures were converted to common shares in November and December 2004. We considered the related party nature of the transaction for purposes of recording the appropriate expense for the large amount of equity rights issued to record an effective change in ownership control of the Company by management. To record an overall estimate for such compensation attributed to providing for a change in ownership control via a transaction structured by management, we utilized the Black Scholes method of valuing the warrants at the highest possible value, equating to $2,588,056. This recorded amount would have been limited had we followed the relevant
EITF 00-27 to the total debt proceeds of $1,610,924.

See the attached Schedule A for analysis of recording all of the convertible debenture transactions for the period September 1, 2003 through November 30, 2004 under the terms promulgated by EITF 00-27 as compared to what was recorded by the Company for such period. We did not evaluate, on a quarterly basis, the debt discount amortization expense over the relevant term of the debt of one year,as such amortizable amount related to the $230,000 of debt received in September through November of 2003 and the $107,028 of reissued debt which matures in February 2005. The 8% convertible debt of $1,610,294 was convertible immediately and at will by the related party holders.

Separately, with regards to obtaining the prior auditors consent for the re-issuance of their audit opinion for the year ended August 31, 2003, we believe we have a settlement in principal. As a result we should be in the position shortly to file an amended Form 10KSB with the audited financials for fiscal 2003.

Please contact us directly at 210-818-1616 or our accountant Carlton Vogt III at Sherb & Co., LLP 212-838-5100 for any further questions

Sincerely,


Sam Oolie, CFO.



note  schedule A faxed